UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory note

On July 13, 2018, Deutsche Bank AG published the media release set forth below and the Financial Data Supplement set forth as Exhibit 99.1 hereto. On July 16, 2018, Deutsche Bank AG published the ad hoc release set forth below. This Report on Form 6-K and such exhibit are hereby incorporated by reference into Registration Statements Nos. 333-206013 and 333-218897 of Deutsche Bank AG.

Media Release | Frankfurt am Main, July 13, 2018

Deutsche Bank provides details on adjustments to segmental reporting

Deutsche Bank (XETRA: DBKGn.DE/NYSE: DB) today announced minor changes to the reporting of revenues within its Private & Commercial Bank (PCB).

These changes follow the merger of Postbank and Deutsche Bank’s German Private & Commercial Clients business into DB Privat- und Firmenkundenbank AG, the announced agreement to sell our retail business in Portugal and a portion of our Polish retail business.

As a result, PCB revenues will now be reported as follows:

Private and Commercial Business (Germany),

Private and Commercial Business (International), which covers operations in Belgium, India, Italy and Spain,

Wealth Management (Global), and

Exited businesses, which covers operations in Poland and Portugal as well as Private Client Services (PCS) and Hua Xia Bank in historical periods.

In addition, to reflect the current organisational structure, the bank has reclassified certain infrastructure employees previously reported in Corporate & Other into their respective business divisions.

The Financial Data Supplement (FDS) published today provides an adjusted presentation of the bank’s 2016, 2017 and first quarter 2018 financial results. Access to this version of the FDS can be found on: www.db.com/quarterly-results.

Ad-hoc Release | Frankfurt am Main, July 16, 2018

Deutsche Bank announces above consensus preliminary results for the second quarter of 2018

Frankfurt am Main, July 16, 2018.10.25 CET — Deutsche Bank (XETRA: DBKGn.DE/NYSE: DB) expects to report income before income taxes (IBIT) of approximately 700 million euros and net income of approximately 400 million euros for the second quarter of 2018. For the first half of 2018, Deutsche Bank expects to report IBIT of approximately 1.15 billion euros. Management believes that these results demonstrate the resilience of the franchise.

The results are considerably above the average consensus estimate, as compiled by Deutsche Bank and published on July 11, 2018, triggering an ad hoc announcement in line with BaFin guidelines. The published average of analysts’ estimates is IBIT of 321 million euros and net income of 159 million euros.

In the second quarter, group revenues are expected to be approximately 6.6 billion euros, compared to an average consensus estimate of 6.4 billion euros. Group revenues include approximately 3.5 billion euros of revenues in the Corporate & Investment Bank (CIB). Within CIB, revenues include approximately 100 million euros from a gain on an asset sale and debt valuation adjustments reflecting a widening of Deutsche Bank’s credit spreads during the quarter. Compared to the prior year quarter, reported Sales & Trading revenues are expected to decline by approximately 15%, while Origination & Advisory revenues are expected to increase by 2%.

Group noninterest expenses are expected to be approximately 5.8 billion euros, compared to a consensus estimate of 6.0 billion euros. Noninterest expenses are expected to include restructuring and severance charges of approximately 0.2 billion euros and a small release of litigation provisions. Restructuring actions have progressed rapidly in the second quarter with headcount down by approximately 1,700 full-time equivalents to slightly above 95,400.

Preliminary estimates of the group’s capital ratios as of June 30, 2018 are also higher than consensus expectations. The Common Equity Tier 1 capital ratio is expected to be approximately 13.6%, compared to the average consensus estimate of 13.3%. The fully loaded leverage ratio is forecast to be approximately 3.9%, compared to a 3.7% average consensus expectation.

All these amounts are preliminary. Full details of the second quarter results will be disclosed as planned on July 25, 2018.

Exhibits

Exhibit 99.1: Financial Data Supplement Q1 2018, Based on Q2 2018 Segmental Reporting and Financial Statements Structure.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2017 Annual Report on Form 20-F, which was filed with the SEC on March 16, 2018, on pages 13 through 40 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Use of Non-GAAP Financial Measures

This report and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Net income attributable to Deutsche Bank shareholders	Net income
Adjusted costs	Noninterest expenses
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)
Post-tax return on average shareholders’ equity (based on Net income attributable to Deutsche Bank shareholders)	Post-tax return on average shareholders’ equity
Post-tax return on average tangible shareholders’ equity	Post-tax return on average shareholders’ equity
Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding

For descriptions of non-GAAP financial measures and the adjustments made to the most directly comparable IFRS financial measures to obtain them, please refer to (i) pages 16 to 23 of Exhibit 99.1 hereto, (ii) the subsection “Other Information (unaudited): Non-GAAP Financial Measures” of Exhibit 99.1 of our Report on Form 6-K filed on April 27, 2018, (iii) pages 6 and 7 of our 2017 Annual Report on Form 20-F and (iv) “Supplementary Information: Non-GAAP Financial Measures” on pages 378 through 382 of our 2017 Annual Report (which Annual Report 2017 constitutes a part of our 2017 Annual Report on Form 20-F).

When used with respect to future periods, our non-GAAP financial measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.

CRR/CRD 4 Solvency Measures

Since January 1, 2014, our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes under the regulation on prudential requirements for credit institutions and investment firms (“CRR”) and the Capital Requirements Directive 4 (“CRD 4”) implementing Basel 3, which were published on June 27, 2013. CRR/CRD 4 provides for “transitional” (or “phase-in”) rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets. Unless otherwise noted, our CRR/CRD 4 solvency measures set forth in this report reflect these transitional rules.

We also set forth in this report and other documents such CRR/CRD 4 measures on a “fully loaded” basis, reflecting full application of the final CRR/CRD 4 framework without consideration of the transitional provisions under CRR/CRD 4, except with respect to a limited set of equity investments for periods ending before December 31, 2017.

For descriptions of these fully loaded CRR/CRD 4 measures and the differences from the most directly comparable measures under the CRR/CRD 4 transitional rules, please refer to (i) pages 15 and 20 to 23 of Exhibit 99.1 hereto, (ii) the subsections “Management Report: Risk Report: Risk and Capital Performance: Regulatory Capital”, “Management Report: Risk Report: Leverage Ratio” and “Other Information (unaudited): Non-GAAP Financial Measures” of Exhibit 99.1 of our Report on Form 6-K filed on April 27, 2018, and (iii) “Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio” on pages 82 through 95 of our Annual Report 2017 (which Annual Report 2017 constitutes a part of our 2017 Annual Report on Form 20-F), in particular in the subsections thereof entitled “Development of regulatory capital”, “Development of risk-weighted assets” and “Leverage Ratio”, and, with respect to the effect of the grandfathering rule on our fully loaded CRR/CRD 4 measures, to “Supplementary Information: Non-GAAP Financial Measures: Fully loaded CRR/CRD 4 Measures” on pages 381 and 382 of our Annual Report 2017.

As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures may not be comparable with similarly labeled measures used by our competitors. We believe that these fully loaded CRR/CRD 4 calculations provide useful information to investors as they reflect our progress against the new regulatory capital standards and as many of our competitors have been describing CRR/CRD 4 calculations on a “fully loaded” basis.

When used with respect to future periods, our fully loaded CRR/CRD 4 measures are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable transitional CRR/CRD 4 measures that would correspond to these fully loaded CRR/CRD 4 measures for future periods. In managing our business with the aim of achieving targets based on fully loaded CRR/CRD 4 measures, the relation between the fully loaded and transitional measures will depend upon, among other things, management action taken in light of future business, economic and other conditions.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

              DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: July 16, 2018

By: /s/ Serdar Oezkan
Name: Serdar Oezkan
Title: Managing Director

By: /s/ Joseph C. Kopec
Name: Joseph C. Kopec
Title: Managing Director and Senior Counsel